TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cadbury plc

2. Reason for the notification	State Yes/No

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

An event changing the breakdown of voting rights	No

Other (please specify):	No

3. Full name of person(s) subject to the notification obligation (iii):	Franklin Mutual Advisers, LLC

4. Full name of shareholder(s) (if different from 3.) (iv):	Bank of New York London JP Morgan Chase London State Street Bank London

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	28/09/2009

6. Date on which issuer notified:	30/09/2009

7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation		Resulting situation
if possible using	previous to the		after the triggering
the ISIN CODE	Triggering		transaction (vii)
transaction (vi)
	Number	Number	Number	Number of voting		% of voting
	of	of	of	rights (ix)		rights
	Shares	Voting	shares
Rights
(viii)
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary Shares of GBP 0.10 (ISIN:			68,942,033		68,942,033		5.03%
GBOOB2PF6M70)

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting% of rights that may be acquired if the instrument is exercised/ converted	voting rights

N/A	N/A	N/A	N/AN/A

Total (A+B)

Number of voting rights	% of voting rights

68,942,033	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name: J M Mills

15. Contact telephone number: 01895 615176